SAMSON OIL & GAS LIMITED PUTS ADDITIONAL GAS HEDGES IN PLACE

Denver 1700 hours March 16, 2009, Perth 0800 hours March 17, 2009

Samson Oil & Gas Limited (NYSE Alternext US: SSN; ASX: SSN) today entered into a series of fixed forward swaps with respect to natural gas indexed at the Colorado Interstate Gas (“CIG”) price point.  The volumes and prices associated with these contracts are:

Month	Volume - mmbtu	Price – US$ per mmbtu
November 2009	20,530	2.83
December 2009	20,309	3.87
January 2010	20,095	4.24
February 2010	19,888	4.25
March 2010	19,688	4.03
April 2010	19,493	3.67
May 2010	19,304	3.70
June 2010	19,120	3.79
July 2010	18,942	3.86
August 2010	18,767	3.90
September 2010	18,598	3.68
October 2010	18,432	3.44
November 2010	18,270	4.11
December 2010	18,112	4.898

These are in addition to existing fixed forward swaps that are in place as follows;

Month	Monthly Volume - mmbtu	Price – US$ per mmbtu
April 2009 – October 2009	15,000	6.03
April 2009 – September 2009	25,000	6.15

In the current economic climate, the Directors believe it prudent to guarantee the pricing of a portion of its natural gas production. These hedges combined represent approximately 60% of the total expected production from Samson’s Rockies properties.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts are traded on the NYSE Alternext US under the symbol "SSN", and each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED	For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this press release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”  Such statements include reference to the expected production from Samson’s Rockies properties.

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating future production.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.